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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                           ROBOMATIX TECHNOLOGIES LTD.
                            (Name of Subject Company)

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                           ROBOMATIX TECHNOLOGIES LTD.
                       (Name of Persons Filing Statement)

                  ORDINARY SHARES, PAR VALUE NIS 1.46 PER SHARE
                         (Title of Class of Securities)

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                                    M8216J107
                      (CUSIP Number of Class of Securities)

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                            ANDRIS J. VIZBARAS, ESQ.
                          CARTER LEDYARD & MILBURN LLP
                                  2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 21, 2005, (the
"Schedule 14D-9"), as subsequently amended, relating to the offer by WorldGroup
Holdings Ltd., a corporation organized and existing under the laws of Israel
(the "Buyer"), to purchase all of the outstanding ordinary shares, par value NIS
1.46 per share (the "Shares"), of Robomatix Technologies Ltd., a company organized and existing under the laws of Israel (the "Company"), for a purchase price of $1.00 per Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the First
Amended Offer to Purchase, dated June 30, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase as such documents may be amended from time to time, constitutes the "Offer"). The Buyer, SPL Software Ltd., Silverboim Holdings Ltd.
and Zvi Barinboim filed a Tender Offer Statement on Schedule TO relating to the
Offer on June 14, 2005, as subsequently amended (the "Schedule TO"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 is amended by deleting the paragraph captioned "Intent to Tender"
and replacing it in its entirety with the following:

     Intent to Tender. Silverboim, SPL, Mr. Barinboim, Mr. Levy, Mr. Oz, Mr.
Reshef and Ms. Breger have tendered all Shares directly owned by each of them in the Offer. Mr. Goldwasser has exercised his vested options to purchase shares but has indicated that he does not intend to tender the shares directly owned by him in the Offer. Mr. Avraham and Mr. Bantay have each indicated to the Company that they do not intend to exercise their vested options and therefore will not tender any Shares in the Offer.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 is amended by deleting the text of the item in its entirety and replacing it with the following:

     Shareholders should read the First Amended Offer to Purchase, dated June
30, 2005 for additional information relating to the Offer.

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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 ROBOMATIX TECHNOLOGIES LTD.

                                 By:  /s/ Ariel Levy
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                                          Ariel Levy
                                          Director

                                 By:  /s/ Zvi Barinboim
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                                          Zvi Barinboim
                                          Chairman of the Board of Directors

Date: July 26, 2005

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